Exhibit 99.3

WaveMarket, Inc.

Condensed Consolidated Financial Statements (Unaudited)

As of September 30, 2014 and for the

Nine Months Ended September 30, 2014 and 2013

Page(s)
Condensed Consolidated Financial Statements (unaudited)

Balance Sheets (unaudited)	2

Statements of Comprehensive Income (Loss) (unaudited)	3

Statements of Cash Flows (unaudited)	4

Notes to Financial Statements (unaudited)	5–16

WaveMarket, Inc.

Condensed Consolidated Balance Sheets (unaudited)

(in thousands, except par value and shares)

	As of	As of
	September 30,	December 31,
Assets
Current assets
Cash and cash equivalents	$13,427	$15,494
Accounts receivable	6,445	4,976
Deferred income tax, current	974	391
Prepaid expenses and other current assets	674	446

Total current assets	21,520	21,307
Property, equipment, and software, net	9,865	7,738
Acquired intangible assets, net	270	283
Goodwill	472	472
Deferred income taxes	472	940
Promissory notes issued to employees in conjunction with Class B common stock awards	769	—
Other noncurrent assets	139	253

Total assets	$33,507	$30,993

Liabilities, Convertible Preferred Stock and Stockholders’ Equity
Current liabilities
Accounts payable	$3,754	$744
Deferred revenue	916	665
Accrued liabilities	2,867	1,350
Notes payable, current portion	3,957	2,640
Leases payable, current portion	408	497

Total current liabilities	11,902	5,896
Notes payable, net of current portion	4,459	7,168
Preferred stock warrant liability	—	536
Deferred revenue, long-term	317	378
Other long-term liabilities	334	599
Liability classified employee Class B common stock awards	37,541	—

Total liabilities	54,553	14,577

Commitments and contingencies (Note 7)
Convertible preferred stock, Series A, $0.0001 par value—authorized, 111,516,762 shares; issued and outstanding, 109,132,450 shares as of both Sept 30, 2014 and Dec 31, 2013	10,855	10,855
Convertible preferred stock, Series B, $0.0001 par value—authorized, 95,318,182 shares; issued and outstanding, 92,960,929 shares as of both Sept 30, 2014 and Dec 31, 2013	10,157	10,157
Convertible preferred stock, Series B-1, $0.0001 par value—authorized, 49,000,000 shares; issued and outstanding, 44,972,293 shares as of both Sept 30, 2014 and Dec 31, 2013	5,921	5,921

Total convertible preferred stock	26,933	26,933

Stockholders’ equity
Common stock, $0.0001 par value—authorized, 350,010,000 shares and 350,000,000 shares at Sept 30, 2014 and Dec 31, 2013, respectively; issued and outstanding, 52,427,071 and 50,150,156 shares as of Sept 30, 2014 and Dec 31, 2013, respectively	5	5
Additional paid-in capital	2,697	1,619
Accumulated other comprehensive loss	(107)	(95)
Accumulated deficit	(50,574)	(12,046)

Total stockholders’ equity	(47,979)	(10,517)
Total liabilities, convertible preferred stock and stockholders’ equity	$33,507	$30,993

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

WaveMarket, Inc.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(unaudited)

(in thousands)

	Nine months ended	Nine months ended
	September 30, 2014	September 30, 2013
Revenue	$25,752	$20,043
Costs and expenses
Cost of revenue (exclusive of amortization and depreciation)	3,184	1,933
Sales and marketing (exclusive of amortization and depreciation)	1,517	1,532
Product development (exclusive of amortization and depreciation)	8,520	7,070
General and administrative (exclusive of amortization and depreciation)	6,223	3,283
Amortization and depreciation	4,817	1,961
Acquisition Costs	2,153	—
Stock based compensation from Class B common stock	37,541	—

Totals costs and expenses	63,955	15,779

Income (loss) from operations	(38,203)	4,264
Interest expense	(182)	(610)
Other income (loss)	(163)	(140)

Income (loss) before provision for income taxes	(38,548)	3,514
Provision (benefit) for income taxes	(20)	592

Net Income (loss)	$(38,528)	$2,922

Unrealized currency translation loss	(12)	(52)

Total comprehensive Income (loss)	$(38,540)	$2,870

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

WaveMarket, Inc.

Condensed Consolidated Statements of Cash Flows (unaudited)

(in thousands)

	Nine months ended	Nine months ended
	September 30, 2014	September 30, 2013
Operating activities
Net income	$(38,528)	$2,922
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	4,817	1,961
Stock based compensation	38,466	120
Preferred warrant and debt amortization	(439)	(90)
Change in deferred tax assets	(115)	516
Changes in operating assets & liabilities
Accounts receivable	(1,469)	(270)
Prepaid expenses and other assets	(255)	(201)
Issuance of promissory notes in conjunction with Class B common stock awards	(769)	—
Other long-term assets	114	—
Accounts payable	3,125	(5)
Deferred revenue	190	474
Accrued liabilities and other current liabilities	1,536	414
Other liabilities	(20)	(578)

Net cash provided by operating activities	6,653	5,263

Investing activities
Purchase of property, equipment and software	(1,199)	(332)
Capitalization of internally developed software	(5,807)	(4,513)

Net cash used in investing activities	(7,006)	(4,845)

Financing activities
Proceeds from employee purchases of options	134	22
Proceeds from notes payables	402	—
Principal payments of notes payables	(1,876)	—
Principal payments of capital leases	(374)	(224)

Net cash used in financing activities	(1,714)	(202)

Net increase (decrease) in cash and cash equivalents	(2,067)	216

Cash and cash equivalents
Beginning of period	15,494	16,471

End of period	$13,427	$16,687

Supplemental disclosures of other cash flow information:
Cash paid during the period for:
Interest paid	$706	$723
Cash paid for Income Taxes	115	383
Non-cash investing and financing activities:
Purchase of property, equipment and software through capital leases	$40	$834

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

WaveMarket, Inc.

Notes to Consolidated Financial Statements

1.	Organization and Description of Business

WaveMarket, Inc. (“WaveMarket” or the “Company”), a Delaware corporation, was formed in July 2000. WaveMarket is a software-as-a-service (SaaS) provider of location-based applications and platforms to wireless carriers. The Company headquarters is located in Emeryville, California. In addition to its U.S. operations, the Company has subsidiaries in India and Spain.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The condensed consolidated balance sheet as of September 30, 2014, the condensed consolidated statements of comprehensive income (loss) for the nine months ended September 30, 2014 and 2013, and the condensed consolidated statements of cash flows for the nine months ended September 30, 2014 and 2013, are unaudited. The condensed consolidated balance sheet as of December 31, 2013 was derived from the audited consolidated financial statements for the fiscal year ended December 31, 2013. The unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and accompanying notes included in the Company’s Annual Report for the year ended December 31, 2013.

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial statements. Accordingly, they do not include all of the information and notes required for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring items, necessary to state fairly the results of the interim periods have been included in the accompanying financial statements. Operating results for the nine months ended September 30, 2014 are not necessarily indicative of the results that may be expected for any subsequent interim period or for the year ending December 31, 2014.

There have been no material changes to the Company’s significant accounting policies during the nine months ended September 30, 2014, as compared to the significant accounting policies presented under the heading “Basis of Presentation and Significant Accounting Policies” in Note 2 of the Notes to Consolidated Financial Statements of the Company’s Annual Report.

Recent Accounting Pronouncements

In June 2015, the Financial Accounting Standards Board (“FASB”) issued ASU 2015-10, Technical Corrections and Improvements (“ASU 2015-10”) provides new guidance related to changes to clarify the codification, correct unintended application of guidance, or make minor improvements to the codification that are not expected to have a significant effect on current accounting practices or create a significant administrative cost to most entities. This guidance will be effective for fiscal years and interim periods beginning after December 15, 2015, early adoption is permitted. The requirements of ASU 2015-10 are not expected to have a significant impact on the Company’s consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”) that requires the debt issuance cost related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability. This guidance will be effective for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016, early adoption is permitted. The requirements of ASU 2015-03 are not expected to have a significant impact on the Company’s consolidated financial statements

In February 2015, the FASB issued ASU 2015-02, Amendment to the Consolidation Analysis (“ASU 2015-02) provides new guidance which amends the current consolidation guidance with respect to the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. This guidance will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, but the guidance must be applied as of the beginning of the fiscal year containing the adoption date. The requirements of ASU 2015-02 are not expected to have a significant impact on the Company’s consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”) provides new guidance related to management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards and to provide related footnote disclosures. This new guidance is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter; early adoption is permitted. The requirements of ASU 2014-15 are not expected to have a significant impact on the Company’s consolidated financial statements.

In June 2014, the FASB issued ASU 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period (“ASU 2014-12”), which amends Compensation—Stock Compensation (Topic 718) in the Accounting Standards Codification (“ASC”). ASU 2014-12 requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Compensation—Stock Compensation (Topic 718) as it relates to awards with performance conditions that affect vesting to account for such awards. The amendments in ASU 2014-12 will be effective for annual and interim periods beginning after December 15, 2015 and early adoption is permitted. The adoption of ASU 2014-12 is not expected to have a material impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which will supersede most existing revenue recognition guidance in U.S. GAAP once it becomes effective. ASU 2014-09 requires an entity to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing U.S. GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019 and early adoption is not permitted. The Company is currently evaluating the impact of the adoption of ASU 2014-09 on its consolidated financial statements.

In April 2014, the FASB issued ASU 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360) (“ASU 2014-08”), which amends the requirements for reporting discontinued operations and enhances disclosure requirements. The amendments in ASU 2014-08 will be effective for all disposals (or classifications as held for sale) of components of an entity beginning on or after December 15, 2014 and early adoption is permitted. The adoption of ASU 2014-08 is not expected to have a material impact on the Company’s consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-02—Comprehensive Income: Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income to improve the reporting of reclassifications out of accumulated other comprehensive income. This update requires the effect of significant reclassifications out of accumulated other comprehensive income be shown by component only if the amount reclassified is required to be reclassified in its entirety to net income under U.S. GAAP. If the reclassification to net income in its entirety is not required under U.S. GAAP, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. This update was effective for fiscal periods beginning after December 15, 2013. The adoption of this guidance did not have a material impact on the consolidated financial statements.

In October 2012, the FASB issued ASU No. 2013-04—Technical Corrections and Improvements: The amendments in this ASU cover a wide range of topics in the ASC. These amendments include technical corrections and improvements to the ASC and conforming amendments related to fair value measurements. The amendments in this update were effective for fiscal periods beginning after December 15, 2013. The adoption of this guidance did not have a material impact on the consolidated financial statements.

Related-Party Transactions

In March 2011, the Company issued certain employees promissory notes to enable them to exercise stock options, the amount of which totaled $1,406,000. The notes bear interest at 0.55%, compounded annually, on the unpaid balance with interest payable on each anniversary of the date granted. Management considers these notes nonrecourse notes as the Company does not intend to seek repayment beyond the shares issued. Because the consideration consists of a nonrecourse note, the underlying awards continue to be accounted for as unexercised stock options until the notes are repaid. At both September 30, 2014 and December 31, 2013, $1,123,000 in employee promissory notes and 28,042,135 related shares were outstanding.

In March 2011, the Company loaned cash to an employee in exchange for an unsecured promissory note in the amount of $159,000. The note bears interest at 0.55% per annum, compounded annually, on the unpaid balance with interest payable on each anniversary of the grant date. The note is included in other assets in the accompanying consolidated balance sheets.

In July 2014 in connection with the issuance of Class B common stock, the Company issued promissory notes to each recipient of Class B common stock. These promissory notes totaling $781,000 were deemed recourse promissory notes and carried an interest rate of 0.31% compounded annually on the anniversary date. The unpaid principal with accrued interest shall become due and payable in whole or in part upon, the earliest of, sale of redemption of the Class B common stock or upon any liquidation event or within 60 days after the debtor’s termination of employment or on December 31, 2016. As of September 30, 2014, $769,000 was outstanding.

Subsequent Events

The Company has evaluated the effects of subsequent events on its consolidated financial statements through August 6, 2015, which is the date the consolidated financial statements were available to be issued. See Note 8.

3.	Fair Value Measurements

The following table presents the Company’s fair value hierarchy for its assets and liabilities measured at fair value on a recurring basis:

	September 30,	December 31,
(in thousands)	2014	2013
Assets
Level 2—money market funds	$5,836	$11,099

Liabilities
Level 3—liability classified warrants	—	536
Level 3—liability classified Class B common stock	37,541	—

Total assets and liabilities measured at fair value	$43,377	$11,635

The warrants, which are discussed further in Note 5, are valued using the Black-Scholes method, which requires the Company to make assumptions and judgments about the variables used in the calculation, including for December 31, 2013 the expected term (8 years), the volatility of the Company’s common stock (50%), dividend yield (0%) and the risk-free interest rate (2.78%). During the nine-month period ended September 30, 2014, the warrants were cancelled. Refer to Note 6 for further consideration of the Class B common stock. The changes in the fair value of the liability classified warrants are summarized below (in thousands):

Liability Classified
Financial
(in thousands)	Instruments
Balance at December 30, 2013	$536

Issuance of liability classified Class B common stock on July 22, 2014	1,677
Remeasurement of liability classified warrants	(536)
Remeasurement of liability classified Class B common stock	35,864

Balance at September 30, 2014	$37,541

4.	Intangible Assets and Goodwill

The Company’s intangible assets consist of acquired defensive patents and are amortized over the term of the patents. The following table presents details of the Company’s intangible assets:

	September 30,	December 31,
(in thousands)	2014	2013
Patents	$330	$330
Patents—accumulated amortization	(60)	(47)

Net patents and trademarks	$270	$283

The goodwill balance at the end of September 30, 2014 and December 31, 2013 was $472,000. No goodwill impairment was recognized through September 30, 2014.

5.	Commitments and Contingencies

Office Facility Lease

The Company leases its office facilities under an operating lease agreement that expires in 2016. The terms of the lease agreement provide for rental payments on a graduated basis. The Company recognizes rent expense on a straight-line basis over the lease period.

Aggregate Future Lease Commitments

The Company’s future minimum payments under non-cancelable leases having initial terms in excess of one year as of September 30, 2014, are as follows:

	Operating	Capital
(in thousands)	Leases	Leases
Years ending September 30
2014	$325	$122
2015	1,321	297
2016	1,129	14
2017	—	11

Total minimum lease payments	$2,775	$444

Rent expense, principally for leased office space under operating lease commitments, was $742,000 for the nine months ended September 30, 2014, and $605,000 for the nine months ended September 30, 2013 In 2014, the Company entered into an amendment to their existing lease to expand their headquarter facility through 2016. This amount contributed to an additional $1,200,000 in future commitments.

The imputed interest rates on capitalized leases range between 3.54% and 4.95%. The net lease commitment is $444,000 consisting of $416,000 current portion and $28,000 non-current portion.

Term Loan

On February 17, 2012 the Board of Directors authorized the Company to secure $10,000,000 in a term loan with Hercules Technology Growth Corporation. The Company pays an interest rate of 9.5% over the 42 month period, with the first 12 months of the payments being interest only. In addition, the Company provided 1,083,779 in Series B-1 Preferred Stock Warrants. The share exercise price of the Warrants is equal to the lower of the price per share of a $200 million fully diluted valuation or a 25% discount to the price per share of the next round of financing. A change in control results in the loan becoming immediately due and payable, including any accrued interest and early repayment penalties. Early repayment penalties are also due if the Company elects to repay the loan prior to the due dates of the principal.

Transaction and debt issuance costs of $244,000 were recorded and are being recognized over the life of the related loan using the effective interest rate method. In connection with the loan, a preferred warrant liability was recorded in the amount of $449,000 at the date of issuance, and is remeasured at each reporting date. At September 30, 2014 and December 31, 2013, the valuation of the warrants was $0 and $536,000, respectively.

Note Payable

September 30,
(in thousands)	2014
Note payable
Interest rate	9.5%
Scheduled principal payments
2014	$941
2015	3,992
2016	3,252

Total principal payments	$8,185

In March 2014, the Company exercised its right to extend the repayment period of its $10 million dollar note payable with Hercules Technology Growth Capital for the purpose of extending the interest-only period by one year. The revised repayment schedule began in April 2014 and ends in September 2016.

Legal Proceedings

The Company may from time to time become a party to various legal proceedings arising in the ordinary course of business.

On January 11, 2013, Callwave Communications, LLC, filed a lawsuit against ATT Mobility, T-Mobile and Sprint and its “locator” service, which is based on the Company’s Locator product line. Since the Company’s agreement with customers requires the Company to indemnify the carriers for certain infringements, the Company has agreed to take over the defense of this lawsuit. Subsequently, on May 7, 2015, the Company entered into a settlement and patent license agreement with Callwave Communications, LLC, and accrued $1,300,000.

On September 2013, the Company filed a lawsuit against a former employee and his employer, Life360, for trade secret violations. All legal expenses associated with this case have been accrued as incurred. The case was settled out-of-court July 22, 2014 and there was no financial impact other than the accrued attorney fees.

6.	Convertible Preferred Stock and Stockholders’ Equity

Between July 2000 and October 2006, the Company authorized and issued 111,516,762 shares of Series A convertible preferred stock at $0.100304885 per share. The Company received gross proceeds of $11,186,000 and incurred approximately $92,000 in issuance costs. Between August 2004 and February 2005, the Company authorized 95,318,182 shares and issued 94,772,726 shares of Series B convertible preferred stock at $0.11 per share. The Company received gross proceeds of $10,425,000 and incurred approximately $69,000 in issuance costs. In September 2007, the Company authorized 49,000,000 and issued 45,454,547 shares of Series B-1 convertible preferred stock at $0.132 per share. The Company received gross proceeds of $6,000,000 and incurred approximately $15,000 in issuance costs. The issuance costs for Series A, B, and B-1 preferred stock were recorded as a reduction of the carrying value of the respective class of preferred stock. The Company used the proceeds for general corporate purposes.

The rights, preferences, and privileges of the holders of Series A, B, and B-1 convertible preferred stock (collectively, “preferred stock”) are as follows:

Dividends — The holders of the Series A, B, and B-1 preferred stock are entitled to receive, if and when, and as declared by the Board of Directors, cash dividends at the rate of $0.0090274, $0.0088, and $0.0106 per share per annum, respectively (as adjusted for any stock dividends, combinations, splits, recapitalizations, and the like with respect to such shares). Such dividends are non-cumulative. As long as any shares of preferred stock are outstanding, no dividends can be declared or paid to common stockholders without the consent of a majority of holders of preferred stock. In the event of consent by a majority of preferred stockholders, preferred stockholders shall participate equally with common stockholders in any dividends declared. As of September 30, 2014, no dividends were declared or paid on the preferred stock.

Liquidation Preference — In the event of any liquidation, dissolution, or winding-up of the Company, the holders of Series B-1 preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company, $0.022 for each outstanding share of Series B-1 preferred stock. Upon completion of the required preferred Series B-1 distribution, preferred stock shall be entitled to receive any declared and unpaid dividends, plus distribution preferences as follows: Series B receives distributions at $0.11 per share, Series B-1 receives distributions at $0.11 per share, and Series A receives distributions at $0.10 per share. After full payment of the liquidation preference, the remaining assets of the Company legally available for distribution shall be distributed equally among the common stockholders on a pro rata basis.

Voting — The holders of Series A, B, and B-1 preferred stock are entitled to the number of votes equal to the number of shares of common stock into which the preferred stock is convertible, subject to certain limitations.

Conversion — Each share of any series preferred stock shall be convertible, at the option of the holder, into a fully paid and nonassessable share of common stock, subject to certain adjustments. Each share of any series preferred stock shall automatically be converted into shares of common stock upon (i) the completion by the Company of a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, with aggregate net proceeds, which are not less than $30,000,000 in the aggregate (before deducting underwriting discounts, commissions, or expenses) and in which the valuation of the Company prior to the consummation of the offering (such valuation to be determined by the public offering price per share by the number of shares of common stock outstanding, assuming the conversion, exercise, and exchange of all convertible, exercisable, or exchangeable securities) is no less than $250 million or (ii) the date specified by written consent of agreement of the holders of at least 70% of the then-outstanding shares of preferred stock.

Redemption — The Series A, B, and B-1 preferred stocks are not redeemable.

Secondary Offering

On May 10, 2012 the Company through a secondary offering purchased and retired 12,865,497 shares in common and preferred stock at a total value of $11,000,000 from management and Series A and Series B shareholders. Related to this, some options were exercised, and some non-recourse notes were issued. See Note 2.

Common Stock

At September 30, 2014 and December 31, 2013, 350,010,000 shares and 350,000,000 shares of common stock were authorized, respectively. 52,427,071 shares and 50,150,156 shares were issued and outstanding, respectively. Holders of common stock are entitled to dividends if and when declared by the Board of Directors. At September 30, 2014, 350,000,000 shares were designated as Class A common stock and 10,000 shares were designated as Class B common stock.

In July 2014, the Company authorized and issued 10,000 shares of Class B common stock, of which 6,000 shares were designated as class B-1 and 4,000 shares were designated as class B-2 to certain employees of the Company. Class B-1 and B-2 shares have certain put and call rights after certain set dates upon a change in control event in which they can share in a maximum value of $42 million upon the achievement of certain revenue targets in years 2014 and 2015. Should no change in control event occur, the Company has a call right upon the anniversary of the issuance of the Class B common stock at a set price of $50.31 and $33.54 per share of Class B-1 and Class B-2, respectively. Holders of Class B common stock have voting rights and participation in dividends with Class A common stock on a pari passu basis when and if declared. Class B common stock is not convertible and have voting rights of one tenth of a vote for each share. The Class B common stock were classified as liabilities for accounting purposes in accordance with ASC 718 and were deemed to have a fair value of $37,541,000 at September 30, 2014 based on a present value discount factor of 5.75% and based on the terms of redemption and management’s assumptions as to the achievement of the revenue targets. The fair value was recognized as compensation expense.

Common Stock Reserved for Future Issuance

The Company has reserved shares of common stock for future issuances in connection with the following:

	September 30,	December 31,
	2014	2013
Series-A convertible preferred stock	109,132,450	109,132,450
Series-B convertible preferred stock	92,960,929	92,960,929
Series-B1 convertible preferred stock	44,972,293	44,972,293
Common stock reserved for outstanding options, warrants, restricted stock units and future grants	68,648,181	53,420,043

Total	315,713,853	300,485,715

At September 30, 2014, the Company cancelled the shares reserved for issuance of stock options and RSUs. No further shares are available for future grant at September 30, 2014.

Stock Option Plan

Under the 2001 incentive stock option plan (the “Plan”), nil shares of common stock are reserved for the issuance of incentive stock options (ISOs) or nonstatutory stock options (NSOs) to eligible participants as of September 30, 2014. The ISOs may be granted at a price per share not less than the fair market value at the date of grant. The NSOs may be granted at a price per share not less than 85% of the fair market value at the date of grant. Options granted to date generally vest over a four-year period from the date of grant at a rate of 25% after one year, then monthly on a straight-line basis thereafter. Options granted generally are exercisable up to 10 years. Option holders are allowed to exercise unvested options to acquire restricted shares. Common shares purchased under the Plan are subject to certain restrictions, including the right of first refusal by the Company for sale or transfer of these shares to outside parties. The Company’s right of first refusal terminates upon completion of an initial public offering of common stock.

A summary of the Company’s stock option activity for the period ended September 30, 2014 is as follows:

	Options Outstanding
		Weighted-	Remaining
	Number of	average	Contractual Term
	Shares	Exercise Price	(In Years)

Outstanding—December 31, 2013	19,022,153	0.10	6.73

Granted	57,000	0.78
Exercised	(2,134,042)	0.05
Repurchased	(11,667)	0.06
Cancelled or Expired	(712,334)	0.74

Outstanding—September 30, 2014	16,221,110	0.08	5.99

Options vested and expected to vest as of September 30, 2014	15,734,477	0.08	5.99

Options vested and exercisable as of September 30, 2014	14,047,490	0.07	4.90

Early-exercised options that have vested during the year are included in the exercised amounts in the table above.

In March 2011, the Company issued certain employees promissory notes to enable them to exercise stock options, the amount of which totaled $1,406,000. The notes bear interest at 0.55%, compounded annually, on the unpaid balance with interest payable on each anniversary of the date granted. Management considers these notes nonrecourse notes as the Company does not intend to seek repayment beyond the shares issued. Because the consideration consists of a nonrecourse note, the underlying awards continue to be accounted for as unexercised stock options until the notes are repaid. At both September 30, 2014 and December 31, 2013, $1,123,000 was outstanding and 28,042,135 related shares were outstanding.

In July 2014, the Company issued recourse promissory notes to certain employees in conjunction with the Class B common stock grant. The terms of these promissory notes are further discussed in Note 2.

As of September 30, 2014 and December 31, 2013, total unrecognized stock-based compensation costs, adjusted for estimated forfeitures, related to nonvested stock options were $541,000 and $368,000, respectively, which are expected to be recognized over the underlying employee vesting periods, typically four years.

Restricted Stock Units

In April 2014, the Company’s board approved a Restricted Stock Unit Plan, under which employees, directors, and other service providers could be offered ownership interest in the Company. 12,503,765 shares were reserved for this purpose. 12,485,000 RSUs were subsequently granted, of which, 20,000 RSUs were forfeited prior to September 30, 2014. The RSUs granted were of two classes with differing vesting schedules. Class I consists of 8,860,000 RSUs that vests quarterly over four years with an acceleration of 50% of the unvested shares upon a change in control. Class II consists of 3,605,000 RSUs that vest 25% upon the one year anniversary of the grant, and quarterly vesting over the remaining three years. The shares were granted at a fair value of $0.54 per RSU and have an aggregate intrinsic value of nil. 553,750 of the Class I RSUs vested in the period to September 30, 2014.

Stock-Based Compensation Expense

The fair value of options classified as equity awards granted to employees after January 1, 2006, is estimated on the grant date using the Black-Scholes option-valuation model. This valuation model requires the Company to make assumptions and judgments about the variables used in the calculation, including the expected term (weighted-average period of time that the options granted are expected to be outstanding), the volatility of the Company’s common stock, a risk-free interest rate, expected dividends, and the estimated forfeitures of unvested stock options. To the extent actual results differ from the estimates, the difference will be recorded as a cumulative adjustment in the period estimates are revised. No compensation cost is recorded for options that do not vest. The Company uses the simplified method to calculate expected life as described in the SEC Staff Accounting Bulletin (SAB) Topic 14, and volatility is based on an average of the historical volatilities of the common stock of several entities with characteristics similar to those of the Company. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. Expected forfeitures are based on the Company’s historical experience.

The Company uses the straight-line method for expense attribution. Weighted-average assumptions are as follows:

	September 30,	December 31,
	2014	2013
Weighted average volatility	41%	49%
Expected dividends	0	0
Risk-free interest rate	2.02%	1.25%
Expected terms (in years)	6.04	6.03

The fair value of liability classified equity awards granted to employees is estimated on the grant date using a probability approach in achieving the maximum value. The valuation model requires the Company to make assumptions and judgments about the variables used in the calculation including cost of capital, discount rate, and the probability on the achievement of various performance conditions. The fair value of liability classified equity awards is remeasured at each reporting date.

The effects of stock-based compensation related to stock-based awards to employees and nonemployees in the Company’s consolidated statement of comprehensive income (loss) were as follows:

(in thousands)	Nine months ended	Nine months ended
Stock-based compensation effects on income before taxes	September 30, 2014	September 30, 2013
Cost of revenue	$4	$—
Product development	9,906	—
Sales and marketing	27,515	—
General and administrative	$1,001	$120

Total stock-based compensation expense	$38,426	$120

Stock-based compensation capitalized as a component of capitalized internally developed software	40	30

Total stock-based compensation expense	38,466	150

The Class B common stock were all issued to employees and deemed a liability award for accounting purposes. These awards were valued at $37,541,000 and recognized as stock-based compensation expense at September 30, 2014.

7.	Income Taxes

The Company uses a discrete approach to measure the income tax benefit or expense recognized in each interim period based on year to date earnings. The Company’s effective tax rate, including the impact of discrete benefit items, was (1.75%) and 16.86% which resulted in $639,000 and $592,000, for each of the nine months ended September 30, 2014 and 2013 , respectively. The decrease in the effective tax rate is primarily the result of pretax losses due to stock based compensation and acquisition costs incurred during Q3 2014.

Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code (IRS) of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of the net operating losses and credits before utilization. In 2010, the Company performed an IRC Section 382 analysis, the results of which led management to believe that there was a limitation on the Company’s ability to utilize net operating loss and tax credit carryforwards in future periods. As a result, the Company determined that $1.2 million of net operating loss carryforwards would be limited permanently.

As of September 30, 2014 and December 31, 2013, the Company’s total amount of unrecognized tax benefit was approximately $1,454,000 and $1,133,000, respectively. If recognized, this would impact the effective tax rate. The Company does not expect its unrecognized tax benefits to change materially over the next 12 months.

The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense. As of September 30, 2014 and December 31, 2013, the Company had $2,000 and $2,000 of accrued interest and penalties related to uncertain tax matters, respectively.

The Company files income tax returns in the U.S. federal, California, and various foreign jurisdictions. All tax years are open and may be subject to potential examination in one or more jurisdictions. The Company is not currently under federal or state income tax examination.

8.	Subsequent Events

In September 2014, the Company entered a definitive agreement and plan of merger (the “Merger”) with AVG Technologies (“AVG”) whereby AVG agreed to purchase the Company. AVG obtained shareholder approval on October 14, 2014 and the transaction closed on October 15, 2014. Per the terms of the agreement, approximately $140 million in cash was paid to the shareholders of the Company, less an escrow amount of $17.5 million, pro rata share of consideration due to the holders of unvested options and restricted stock units (“RSUs”) and other closing adjustments. In addition, under the terms of the agreement, up to$36 million of additional consideration is subject to certain earnout milestones, primarily based on revenue and is distributable to holders of common stock, RSUs, and stock options. In addition, further consideration of up to $42 million is reserved for potential distribution to holders of Class B common stock subject to the achievement of certain earnout milestones, primarily based on revenue. In connection with the closing of the transaction a retention bonus plan was entered into with certain employees, in which up to $2 million is payable as retention bonuses to certain employees.

In October 2014, on the change in control of the company the loan due to Hercules Technology Growth Capital became due and payable and the outstanding principal, accrued interest and associated early repayment penalties were paid in full.

In October 2014, promissory notes dated March 2011 totaling $1,282,000 from certain employees were repaid in full.

In October 2014, the related party promissory notes from certain employees dated August 2014 totaling $769,000 were repaid in full.

In October 2014, the Company cancelled unvested and outstanding stock options and unvested RSUs as a condition of closing the Merger.

In October 2014, Scott Hotes, the Company’s Chief Technical Officer, resigned.